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                                                                    EXHIBIT 6.12


                        [PETRO-HUNT, L.L.C. LETTERHEAD]


                                  June 13, 2000

Mr. Jim McGowen
McGowen Resources Company, Inc.
634 Preston Royal Shopping Center
Suite 205
Dallas, TX 75230

         Re: AWP Field -- McMullen County, TX

Dear Jim:

         This letter will serve to memorialize our understanding regarding an offer to purchase made by McGowen Resources Company, Inc. (hereinafter "Purchaser") whereby Purchaser hereby offers to acquire the subject property (as further described herein) from Petro-Hunt, L. L. C. (hereinafter called "Seller"). Such offer is understood and agreed to be for all of Sellers right, title and interest in the oil and gas leases, working interests, wells, facilities, pipelines, gas processing plants and related equipment described on the attached Exhibit "A" (hereinafter referred to as the "Properties") subject to the following terms and conditions:

          1. Payment by Purchaser of TWO MILLION EIGHT HUNDRED THOUSAND and No/100 DOLLARS ($2,800,000.00) adjusted and prorated for revenues, expenses, deposits and all applicable taxes as of the Effective Date, payable to Seller at closing by wire transfer or readily available funds.

          2. An Effective Date of 12:01 a.m., Central Daylight Time, May 1, 2000 (the "Effective Date").

          3. The Purchase and Sale of the Properties contemplated herein shall be on an "AS IS-WHERE IS" basis.

          4. The parties will negotiate and enter into a mutually acceptable definitive Closing Documents within 10 business days of written acceptance of this offer. The Assignment and Bill of Sale will be substantially on the form attached hereto as Exhibit "B".

          5. Closing of the sale of the Properties will take place at a time and place to be mutually agreed upon by Seller and Purchaser, but shall in no event be later than June 30, 2000 (the Closing Date).

          6. Seller will promptly furnish or make available for Due Diligence review by Purchaser the following information regarding the properties, the review of which shall be performed by Purchaser to its sole satisfaction on or before the expiration of ten (10) business days from the date of execution of this letter by Purchaser and Seller:

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McGowen Resources Company, Inc.
June 13, 2000
Page 2

               (a) All contracts relating to the Properties (including but not limited to gas and product sale agreements, service contracts, and transportation agreements);

               (b) A complete schedule, as of the Effective Date, of equipment, vehicles, mobile equipment, non oil and gas real estate, easements and rights-of-way, office equipment, furniture and fixtures to be included in the transaction contemplated by this offer;

               (c) All operational, production, geological, geophysical, technical, and, accounting and other pertinent records;

               (d) All regulatory records and documents and all environmental records and documents related to subsurface and site conditions, clean-ups, audits, evaluations, liabilities or related matters. Consistent with the "AS IS - WHERE IS" nature of this transaction, Purchaser shall assume all environmental and operational liabilities; and, adequate environmental and operational indemnifications shall be included as part of the Closing Documents;

               (e)  All title information regarding the Properties;

               (f) A schedule of payments and/or related filings made or to be made as to tax, regulatory, permit, operations transfers and/or similar matters relative to this transaction;

               (g) A schedule of pending or threatened litigation and administrative proceedings, if any.

               (h) Full access to the Properties and all physical facilities upon or related to them;

               (i) Such other due diligence investigations and reviews as Purchaser may deem necessary.

          7. Records transfers, assumption of contract obligations and other liabilities will be agreed to by Seller and Purchaser.

          8. On June 13, 2000, Purchaser shall tender to Seller a deposit of $100,000.00, which shall be non-refundable except for Seller's failure to perform closing obligations. Said deposit will be credited to Purchaser in the adjusted purchase price paid by Purchaser to Seller at Closing. Except for the deposit provided for in this paragraph, Seller will have no other recourse against Purchaser under this Letter of Understanding if Purchaser fails to close the sale contemplated herein for any reason.

          9. From and after Purchaser's and Seller's written execution of this Letter until termination of the understandings herein or subsumption by the Closing Documents, Seller and its representatives will not solicit or encourage inquiries or proposals with respect to, or furnish any information relating to, or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the Properties, except as provided herein.

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McGowen Resources Company, Inc.
June 13, 2000
Page 3


          10. Once executed by Seller and Purchaser, this Letter Agreement shall be enforceable in Dallas County, Texas and may be amended, modified or rescinded only by further written agreement of Seller and Purchaser.

               This letter is subject to the conditions contained herein and may be executed in multiple counterparts but will be effective when a counterpart hereof has been executed by Seller and Purchaser. If you agree that this Letter contains the basic elements of our understanding regarding the subject matter hereof, please return one executed copy of this letter to Joe Lucas via facsimile. Any questions concerning this offer should be directed to the attention of Joe Lucas at (214) 880-7110.

                                                PETRO-HUNT, L.L.C.


                                                /s/ BRUCE W. HUNT
                                                ------------------------------
                                                Bruce W. Hunt, President

AGREED AND ACCEPTED this 13th day of June, 2000

MCGOWEN RESOURCES COMPANY, INC.


/s/ MICHAEL E. MONTGOMERY
------------------------------------
By: Michael E. Montgomery, President